UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to __________

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 25, 2007

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December31,
	2006	2005

Cash	$19,454	$1,173

Investments (at fair value)	23,783,177	19,697,553

Receivables:
Contributions:
Participants	48,815	46,691
Employer	28,856	26,670
Accrued interest:
Participant loans	6,233	5,944
Investments	1,366	1,193
Total receivables	85,270	80,498

Total assets	23,887,901	19,779,224

Liabilities:
Excess deferrals and other	1,573	1,070

Net assets available for benefits, at fair value	23,886,328	19,778,154

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts held by a
Common Collective Trust	37,698	3,099

Net assets available for benefits	$23,924,026	$19,781,253

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Investment income:
Net appreciation in fair value of investments	$1,506,431
Interest and dividends	1,448,811
Total investment income	2,955,242

Contributions:
Participants	1,579,890
Employer	876,658
2,456,548
Total additions	5,411,790

Deductions:
Benefit payments	1,241,953
Administrative expenses	27,064
Total deductions	1,269,017

Increase in net assets available for benefits	4,142,773
Net assets available for benefits at beginning of year	19,781,253
Net assets available for benefits at end of year	$23,924,026

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (the Plan), is a defined contribution plan covering substantially all employees of Sonic Corp. (the Employer or the Company), who have completed three consecutive months of service or at least 1,000 hours of service in any eligibility computation period, as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Reference should be made to the Plan agreement for more complete information.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document.  A salary deferral contribution will automatically be made for each newly eligible participant in the amount of 3% of the participant's plan year compensation, unless the participant elects to defer an amount other than 3%.  Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans, which totaled $11,996 in 2006. Participants direct the investment of all contributions into various investment options offered by the Plan.  The Plan limits a participant's contributions to the Sonic stock investment fund to 25% of the participant's total contributions.  The Company voluntarily matched up to 4.5% (100% of the first 3%, plus 50% of the next 3%) of participants’ compensation for the year ended December 31, 2006. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations.  No such discretionary contribution was made for 2006.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses. Allocations are based on participant compensation or account balances, as defined.    Forfeited balances of terminated participants’ non-vested accounts may be used to reduce Company contributions or pay plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures used to reduce Company contributions for the year ended December 31, 2006 were $21,779.  Forfeitures used to pay plan expenses for the year ended December 31, 2006 were $16,307.  Included in the Plan assets at December 31, 2006 and 2005, were $32,588 and $4,588, respectively, of unallocated forfeited non-vested accounts.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Company. Certain administrative expenses incurred by the Plan are paid by the Company.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).   The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at December 31, 2006 and 2005.  The Company’s common stock is valued at its quoted market price.  Participant loans are valued at their outstanding balances which approximates fair value.  The common collective trust fund with underlying investments in fully benefit-responsive investment contracts, the SEI Stable Value Fund (SEI Fund) is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value.

The SEI Fund is a stable value fund that invests in a diversified portfolio of fully benefit-responsive investment contracts issued by insurance companies, banks and other financial institutions.  The SEI Fund utilizes collateralized GIC contracts, which are high-quality fixed income securities wrapped by an insurance company, bank or financial institution.  The wrap contract provides benefit-responsive withdrawals and book value accounting, while the underlying collateral provides improved credit quality to the fund and reduced exposure to any single industry.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by Nationwide Trust Company. The following presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005

American Funds EuroPacific Growth Fund/ A	$3,960,797	$2,965,721
American Funds Growth Fund of America/ A	3,501,557	2,902,101
BlackRock Aurora A	1,679,725	1,391,416
Dreyfus Intermediate Term Income Fund	2,681,203	2,285,869
SEI Stable Asset**	1,432,282	1,215,403
Van Kampen Growth and Income A	4,391,925	3,502,786
Sonic Corp. common stock	4,432,695	4,003,416

** Contract value for these funds at December 31, 2006 and 2005 is $1,469,980 and $1,218,502, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

For the Year Ended December 31, 2006

Registered investment companies	$617,013
Sonic Corp. common stock	834,740
Common collective trust	54,678
Net appreciation in fair value of investments	$1,506,431

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 25, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.   Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Related-Party Transactions

A portion of the Plan’s assets are invested in the Company’s common stock.  Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500 at December 31, 2006:

December 31,
2006

Net assets available for benefits per the financial statements	$23,924,026
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts held by a common collective trust	(37,698)
Amounts allocated to withdrawing participants	(10,259)
Net assets available for benefits per the Form 5500	$23,876,069

The following is a reconciliation of the increase per the financial statements to the Form 5500:

Year Ended
December 31, 2006

Net increase per the financial statements	$4,142,773
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts held by a common collective trust	(37,698)
Amounts allocated to withdrawing participants	(10,259)
Net increase per the Form 5500	$4,094,816

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at fair value versus contract value on the Form 5500.  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but were not yet paid.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value

	AIM Small Cap Growth Fund	37,929 shares	$1,108,654
	American Funds EuroPacific Growth Fund/ A	85,069 shares	3,960,797
	American Funds Growth Fund of America/ A	106,527 shares	3,501,557
	BlackRock Aurora A	61,393 shares	1,679,725
	Cash Management Trust of America	152,023 shares	152,023
	Dreyfus Intermediate Term Income Fund	213,642 shares	2,681,203
	SEI Stable Asset	1,469,980 shares	1,432,282
	Van Kampen Growth and Income A	198,910 shares	4,391,925
*	Sonic Corp. common stock	185,081 shares	4,432,695
*	Participant Loans	Participant loans,
		interest rates from
		5.94 % to 9.22%	442,316
			$23,783,177

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

	By:	/s/ Nancy L. Robertson
Nancy L. Robertson, Chair of the Sonic
Corp. Savings and Profit Sharing Plan
Advisory Committee
Date: June 25, 2007

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm